UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADAPTEC INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00651F108
(CUSIP Number)

Year End (12/31/99) 13G STATEMENT
(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 00651F108		13G

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS
	(Entities Only)
	MacKay Shields LLC      13-4080466

2	CHECK THE APPROPRIATE BOX IF A MEMEBER
	OF A GROUP
	(a)
	(b)
	Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware (United States)

NUMBER OF	  5   SOLE VOTING POWER
SHARES		826,417
BENEFICIALLY
OWNED BY	  6 	SHARED VOTING POWER
EACH			Not Applicable
REPORTING
PERSON	  7 	SOLE DISPOSITIVE POWER
WITH			826,417

8	SHARED DISPOSITIVE POWER
	Not Applicable


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
	826,417

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES
	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11
   	.8%

12	TYPE OF REPORTING PERSON
	IA






Page 2 of 6 Pages




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
ITEM 1
	(a)	Name of Issuer:
		ADAPTEC INC.
	(b)	Address of Issuer's Principal Executive Offices:
		691 SOUTH MILPITAS BLVD.
		MILPITAS, CA  95035
ITEM 2
	(a)	Name of Person Filing:
		MacKay Shields LLC
	(b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY  10019
	(c)	Citizenship:
		United States
	(d)	Title of Class of Securities:
		Common Stock
	(e)	CUSIP Number:
		00651F108
ITEM 3.
If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under Section 15
		of the Act (15 U.S.C. 78o);
(b)	[  ]	Bank as defined in section 3(a)(6) of the Act
 		(15 U.S.C. 78c);
(c) 	[  ]	Insurance Company as defined in section 3(a)(19)
		of the Act (15 U.S.C. 78C);
(d)	[  ]	Investment company registered under Section 8
		of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);
(e)	[x]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);
(f)	[  ]	An employee benefit plan or endowment fund
		in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[  ]	A parent holding company or control person
		in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[  ]	A savings associations as defined in Section 3(b)
		of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under
		Section 3 (c)(14) of the Investment Company
		Act of 1940 (15 U.S.C. 80a-3);
(j)	[  ]	Group, in accordance with section 240.13d-1
		(b)(1)(ii)(J).


Page 3 of 6 Pages




ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

	(a)	Amount Beneficially Owned:
		826,417

	(b)	Percent of Class:
		.8%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote
			826,417
		(ii)	shared power to vote or to direct vote
			Not Applicable
		(iii)	 sole power to dispose or to direct the
       		disposition of
			826,417
		(iv)	shared power to dispose or to direct the
       		disposition of
			Not Applicable

ITEM 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6. Ownership of More than Five Percent on Behalf of Another
	Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable




Page 4 of 6 Pages






ITEM 7. Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

	Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Section 240.
13d-1( c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	Not Applicable

ITEM 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

	Not Applicable







Page 5 of 6 Pages












ITEM 10.	Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 8, 1999

Signature:	/s/ Russell A. Thompson

Name/Title:	Russell A. Thompson
		Senior Compliance Officer


Page 6 of 6 Pages